FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 11/3/2020

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of September 30, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	By:
Name: Pablo Brizzio	Name: Máximo Vedoya
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: November 3, 2020

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements
as of September 30, 2020
and for the nine-month periods
ended on September 30, 2020 and 2019

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019
(All amounts in $ thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2020	2019	2020	2019
		(Unaudited)		(Unaudited)
Net sales	3	2,138,644	2,449,704	6,155,759	7,942,811
Cost of sales	3 & 4	(1,756,566)	(2,016,401)	(5,185,840)	(6,509,114)

Gross profit	3	382,078	433,303	969,919	1,433,697

Selling, general and administrative expenses	3 & 5	(183,093)	(211,866)	(566,135)	(674,548)
Other operating income (expenses), net	3	2,036	7,181	(1,501)	13,168

Operating income	3	201,021	228,618	402,283	772,317

Finance expense	6	(8,998)	(25,619)	(38,857)	(66,790)
Finance income	6	15,898	8,960	30,895	21,351
Other financial income (expenses), net	6	(20,649)	(18,281)	85,751	(23,502)
Equity in earnings (losses) of non-consolidated companies	9	13,212	1,873	(370)	37,080

Profit before income tax expense		200,484	195,551	479,702	740,456

Income tax expense		(27,469)	(83,615)	(282,467)	(200,354)

Profit for the period		173,015	111,936	197,235	540,102

Attributable to:
Owners of the parent		145,594	95,337	178,058	493,811
Non-controlling interest		27,421	16,599	19,177	46,291

Profit for the period		173,015	111,936	197,235	540,102

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in $ per share)		0.07	0.05	0.09	0.25
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Page 2 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Profit for the period	173,015	111,936	197,235	540,102

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	267	(31,321)	(2,630)	(55,664)
Currency translation adjustment from participation in non-consolidated companies	(10,349)	(41,601)	(141,119)	(36,206)
Changes in the fair value of financial instruments at fair value through other comprehensive income	979	(1,019)	1,400	(974)
Income tax related to financial instruments at fair value	(82)	—	(96)	—
Changes in the fair value of derivatives classified as cash flow hedges	74	(87)	(360)	(790)
Income tax related to cash flow hedges	(22)	26	108	237
Other comprehensive income items	—	(22)	—	(22)
Other comprehensive income items from participation in non-consolidated companies	(5)	(87)	61	(18)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	—	—	262	(416)
Income tax relating to remeasurement of post employment benefit obligations	—	—	(21)	63
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	2	270	21,514	(971)

Other comprehensive income (loss) for the period, net of tax	(9,136)	(73,841)	(120,881)	(94,761)

Total comprehensive income (loss) for the period	163,879	38,095	76,354	445,341

Attributable to:
Owners of the parent	137,261	25,777	66,361	414,020
Non-controlling interest	26,618	12,318	9,993	31,321

Total comprehensive income (loss) for the period	163,879	38,095	76,354	445,341
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Page 3 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	September 30, 2020		December 31, 2019
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	6,525,799		6,539,581
Intangible assets, net	8	908,325		943,838
Investments in non-consolidated companies	9	393,474		513,648
Other investments		2,877		3,253
Deferred tax assets		126,837		163,538
Receivables, net		267,839		592,565
Trade receivables, net		61	8,225,212	897	8,757,320
Current assets
Receivables, net		217,019		334,713
Derivative financial instruments		1,518		1,196
Inventories, net		1,667,284		2,158,298
Trade receivables, net		776,281		949,672
Other investments		623,186		212,271
Cash and cash equivalents		680,660	3,965,948	519,965	4,176,115
Non-current assets classified as held for sale			1,870		2,098
			3,967,818		4,178,213
Total Assets			12,193,030		12,935,533

EQUITY
Capital and reserves attributable to the owners of the parent			6,686,081		6,611,665
Non-controlling interest			1,090,998		1,103,208
Total Equity			7,777,079		7,714,873

LIABILITIES
Non-current liabilities
Provisions		256,441		613,352
Deferred tax liabilities		469,209		403,278
Other liabilities		447,404		507,603
Trade payables		976		1,174
Derivative financial instruments		516		17
Lease liabilities		257,626		298,219
Borrowings		1,457,397	2,889,569	1,628,892	3,452,535
Current liabilities
Current income tax liabilities		36,152		47,053
Other liabilities		215,551		240,934
Trade payables		824,589		876,803
Derivative financial instruments		129		3,007
Lease liabilities		41,160		40,546
Borrowings		408,801	1,526,382	559,782	1,768,125
Total Liabilities			4,415,951		5,220,660

Total Equity and Liabilities			12,193,030		12,935,533
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Page 4 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2020	2,004,743	(150,000)	(23,295)	1,332,980	(2,324,866)	(2,760,046)	8,532,149	6,611,665	1,103,208	7,714,873

Profit (loss) for the period							178,058	178,058	19,177	197,235
Other comprehensive income (loss) for the period
Currency translation adjustment						(133,124)		(133,124)	(10,625)	(143,749)
Remeasurement of post employment benefit obligations				20,277				20,277	1,478	21,755
Cash flow hedges and others, net of tax				(128)				(128)	(124)	(252)
Others				1,279				1,279	86	1,365

Total comprehensive income (loss) for the period	—	—	—	21,428	—	(133,124)	178,058	66,362	9,992	76,354

Acquisition of non-controlling interest (5)				8,054				8,054	(22,202)	(14,148)

Balance as of September 30, 2020 (unaudited)	2,004,743	(150,000)	(23,295)	1,362,462	(2,324,866)	(2,893,170)	8,710,207	6,686,081	1,090,998	7,777,079
(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii) of the audited Consolidated Financial Statements and notes for the year ended December 31, 2019.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of September 30, 2020, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of September 30, 2020, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (71.9) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Page 5 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2019	2,004,743	(150,000)	(23,295)	1,385,701	(2,324,866)	(2,702,477)	8,203,449	6,393,255	1,091,321	7,484,576

Profit for the period							493,811	493,811	46,291	540,102
Other comprehensive income (loss) for the period
Currency translation adjustment						(77,201)		(77,201)	(14,669)	(91,870)
Remeasurement of post employment benefit obligations				(1,270)				(1,270)	(54)	(1,324)
Cash flow hedges, net of tax				(282)				(282)	(271)	(553)
Others				(1,038)				(1,038)	24	(1,014)

Total comprehensive income (loss) for the period	—	—	—	(2,590)	—	(77,201)	493,811	414,020	31,321	445,341

Dividends paid in cash							(235,569)	(235,569)		(235,569)
Dividends paid in cash to non-controlling interest								—	(24,546)	(24,546)
Acquisition of non-controlling interest (5)				6,126				6,126	(10,339)	(4,213)

Balance as of September 30, 2019 (unaudited)	2,004,743	(150,000)	(23,295)	1,389,237	(2,324,866)	(2,779,678)	8,461,691	6,577,832	1,087,757	7,665,589
(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii) of the audited Consolidated Financial Statements and notes for the year ended December 31, 2019.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of September 30, 2019,there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of September 30, 2019, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (82.4) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Page 6 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Cash Flows

		Nine-month period ended September 30,
	Notes	2020	2019
		(Unaudited)
Cash flows from operating activities
Profit for the period		197,235	540,102
Adjustments for:
Depreciation and amortization	7 & 8	477,054	490,279
Income tax accruals less payments		127,430	(187,611)
Equity in losses (earnings) of non-consolidated companies	9	370	(37,080)
Interest accruals less payments		4,552	3,031
Changes in provisions		(302)	(2,271)
Changes in working capital (1)		628,133	418,681
Net foreign exchange results and others		(28,078)	29,585
Net cash provided by operating activities		1,406,394	1,254,716
Cash flows from investing activities
Capital expenditures	7 & 8	(439,559)	(744,826)
Recovery of loans to non-consolidated companies		—	24,480
(Increase) Decrease in other investments		(410,539)	(166,452)
Proceeds from the sale of property, plant and equipment		363	512
Acquisition of non-controlling interest		(14,148)	(4,213)
Net cash used in investing activities		(863,883)	(890,499)
Cash flows from financing activities
Dividends paid in cash to company’s shareholders		—	(235,569)
Dividends paid in cash to non-controlling interest		—	(28,530)
Finance lease payments		(30,414)	(28,635)
Proceeds from borrowings		244,326	1,133,000
Repayments of borrowings		(558,191)	(802,045)
Net cash (used in) provided by financing activities		(344,279)	38,221
Increase in cash and cash equivalents		198,232	402,438
Movement in cash and cash equivalents
At January 1,		519,965	250,541
Effect of exchange rate changes and inflation adjustment		(37,537)	(15,307)
Increase in cash and cash equivalents		198,232	402,438
Cash and cash equivalents as of September 30, (2)		680,660	637,672

Non-cash transactions:
Acquisition of PP&E under lease contract agreements		5,983	3,048

(1) The working capital is impacted by non-cash movements of $ (25.6) million as of September 30, 2020 ($ (28.2) million as of September 30, 2019) due to the variations in the exchange rates used by subsidiaries.

(2) It includes restricted cash of $ 38 and $ 70 as of September 30, 2020 and 2019, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 623,186 and $ 217,924 as of September 30, 2020 and 2019, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2019.

Page 7 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019

Notes to the Consolidated Condensed Interim Financial Statements

1.GENERAL INFORMATION AND BASIS OF PRESENTATION
a)    General information and basis of presentation
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of September 30, 2020, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADS”) trade on the New York Stock Exchange under the symbol “TX”.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements are disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2019.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2019, without significant changes since its publication, except for the impact of Covid-19 epidemic as disclosed in note 13.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differs, results in the generation of foreign exchange gains and losses that are included in the Consolidated Condensed Interim Income Statement under “Other financial income (expenses), net”.

2.    ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2019.

Until December 31, 2019, the Company applied IAS 29 "Financial Reporting in Hyperinflationary Economies", which required that the financial statements of entities whose functional currency was that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period.

Page 8 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019

2.    ACCOUNTING POLICIES (continued)

The inflation adjustment was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics (INDEC). The price index applicable for the comparative results for the nine-month period ended September 30, 2019, and until December 31, 2019, was 1.538 and was converted at the exchange rate as of December 31, 2019.

Management performed a review of the functional currency of its Argentine subsidiary, Ternium Argentina, and concluded that the currency that most faithfully represents the economics effects of the entity is the US dollar. Consequently, starting on January 1, 2020, its functional currency has changed from the local currency to the US dollar and the application of IAS 29 is no longer applicable. This change does not affect the balances at December 31, 2019, nor results or cash flows for the year then ended. See note 28 to the audited Consolidated Financial Statements for the year ended December 31, 2019.

None of the accounting pronouncements issued after December 31, 2019, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

3.    SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements. It also includes the sales of energy.

The Steel segment comprises four operating segments: Mexico, Southern Region, Brazil and Other markets. These four segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Brazil operating segment includes the business generated in Brazil. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, Honduras, El Salvador and Nicaragua.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:
-The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
-The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
-Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM (CEO).

Page 9 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019

3.SEGMENT INFORMATION (continued)

	Nine-month period ended September 30, 2020 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS
Net sales	6,102,254	284,802	(231,297)	6,155,759
Cost of sales	(5,223,336)	(195,048)	232,544	(5,185,840)
Gross profit	878,918	89,754	1,247	969,919
Selling, general and administrative expenses	(547,784)	(18,351)	—	(566,135)
Other operating income, net	(925)	(576)	—	(1,501)
Operating income - IFRS	330,209	70,827	1,247	402,283
Management view
Net sales	6,102,254	278,830	(225,325)	6,155,759
Operating income	510,216	73,881	7,992	592,089
Reconciliation items:
Differences in Cost of sales				(189,806)
Operating income - IFRS				402,283
Financial income (expense), net				77,789
Equity in earnings of non-consolidated companies				(370)
Income before income tax expense - IFRS				479,702
Depreciation and amortization - IFRS	(441,020)	(36,034)	—	(477,054)

	Nine-month period ended September 30, 2019 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS
Net sales	7,942,783	264,300	(264,272)	7,942,811
Cost of sales	(6,587,001)	(186,194)	264,081	(6,509,114)
Gross profit	1,355,782	78,106	(191)	1,433,697
Selling, general and administrative expenses	(663,176)	(11,372)	—	(674,548)
Other operating income, net	13,597	(429)	—	13,168
Operating income - IFRS	706,203	66,305	(191)	772,317
Management view
Net sales	8,003,009	335,128	(335,100)	8,003,037
Operating income	691,078	140,851	(191)	831,738
Reconciliation items:
Differences in Cost of sales				104,493
Effect of inflation adjustment				(163,914)
Operating income - IFRS				772,317
Financial income (expense), net				(68,941)
Equity in earnings of non-consolidated companies				37,080
Income before income tax expense - IFRS				740,456
Depreciation and amortization - IFRS	(454,847)	(35,431)	—	(490,278)

The effect of the application of IAS 29 - Hyperinflationary economies in Argentina for the nine-month period ended September 30, 2019, is only allocated in the Steel segment, having an impact of $ (60) million on Net sales, $ (164) million in Cost of sales, $ 3 million in Selling, general and administrative expenses and $ (1) million in Other operating expenses, net.

Page 10 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019

3.    SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Nine-month period ended September 30, 2020 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	3,257,628	1,129,844	1,768,287	6,155,759

Non-current assets (1)	4,688,232	949,935	1,795,957	7,434,124

	Nine-month period ended September 30, 2019 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	4,263,715	1,259,922	2,419,174	7,942,811

Non-current assets (1)	4,392,800	1,026,631	1,893,256	7,312,687

(1) Includes Property, plant and equipment and Intangible assets.

4.COST OF SALES

	Nine-month period ended September 30,
	2020	2019
	(Unaudited)
Inventories at the beginning of the year	2,158,298	2,689,829
Translation differences	—	(21,919)
Plus: Charges for the period
Raw materials and consumables used and other movements	3,541,850	4,863,356
Services and fees	82,713	116,256
Labor cost	388,421	468,143
Depreciation of property, plant and equipment	391,592	377,320
Amortization of intangible assets	11,875	13,640
Maintenance expenses	269,098	361,545
Office expenses	3,874	6,260
Insurance	7,845	7,348
Change of obsolescence allowance	197	9,267
Recovery from sales of scrap and by-products	(14,920)	(17,873)
Others	12,281	12,911
Less: Inventories at the end of the period	(1,667,284)	(2,376,969)
Cost of Sales	5,185,840	6,509,114

Page 11 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019

5.SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Nine-month period ended September 30,
	2020	2019
	(Unaudited)
Services and fees	39,835	56,644
Labor cost	139,067	164,850
Depreciation of property, plant and equipment	12,059	12,095
Amortization of intangible assets	61,528	87,225
Maintenance and expenses	3,023	3,834
Taxes	64,802	76,271
Office expenses	20,428	26,432
Freight and transportation	212,107	236,297
Increase (decrease) of allowance for doubtful accounts	656	(338)
Others	12,630	11,238
Selling, general and administrative expenses	566,135	674,548

6.FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Nine-month period ended September 30,
	2020	2019
	(Unaudited)
Interest expense	(38,857)	(66,790)

Finance expense	(38,857)	(66,790)

Interest income	30,895	21,351

Finance income	30,895	21,351

Net foreign exchange gain (loss)	72,246	(99,614)
Inflation adjustment results	—	92,857
Change in fair value of financial assets	4,952	—
Derivative contract results	17,101	(10,508)
Others	(8,548)	(6,237)

Other financial income (expenses), net	85,751	(23,502)

7.    PROPERTY, PLANT AND EQUIPMENT, NET

	Nine-month period ended September 30,
	2020	2019
	(Unaudited)
At the beginning of the year	6,539,581	5,817,609

Effect of initial recognition of right-of-use assets	—	280,493
Currency translation differences	(1,654)	(42,360)
Additions	408,231	707,205
Value adjustments of lease contracts	(9,543)	—
Disposals	(17,476)	(22,718)
Depreciation charge	(403,651)	(389,415)
Capitalized borrowing costs	10,890	12,955
Transfers and reclassifications	(579)	(472)
At the end of the period	6,525,799	6,363,297

Page 12 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019

8.    INTANGIBLE ASSETS, NET

	Nine-month period ended September 30,
	2020	2019
	(Unaudited)
At the beginning of the year	943,838	1,012,524

Currency translation differences	—	2,985
Additions	37,311	35,125
Amortization charge	(73,403)	(100,865)
Transfers/Disposals	579	(380)
At the end of the period	908,325	949,389

9.INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	351,359	486,643
Other non-consolidated companies (1)					42,115	27,005
					393,474	513,648
(1) It includes the investments held in Techgen S.A. de C.V., Finma S.A.I.F., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

(a) Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

Ternium, through its subsidiaries Ternium Investments S.à r.l. (“Ternium Investments”), Ternium Argentina S.A. (“Ternium Argentina”) and Prosid Investments S.A. (“Prosid”), owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of the issued and outstanding share capital of Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (“Usiminas”), the largest flat steel producer in Brazil.

Ternium Investments, Ternium Argentina and Prosid, together with Tenaris S.A.’s Brazilian subsidiary Confab Industrial S.A. (“TenarisConfab”), are part of Usiminas’ control group, comprising the so-called T/T Group. The other members of Usiminas’ control group are Previdência Usiminas (Usiminas’ employee pension fund) and the so-called NSSMC Group, comprising Nippon Steel & Sumitomo Metal Corporation Group (“NSSMC”), Nippon Usiminas Co., Ltd., Metal One Corporation and Mitsubishi Corporation do Brasil, S.A..

As of September 30, 2020, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 10.24 (approximately $ 1.82; December 31, 2019: BRL 9.87 - $ 2.45) per ordinary share and BRL 10.03 (approximately $ 1.78; December 31, 2019: BRL 9.51 - $ 2.36) per preferred share, respectively. Accordingly, as of September 30, 2020, Ternium’s ownership stake had a market value of approximately $ 455.5 million and a carrying value of $ 351.4 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

Page 13 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019

9.INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

As of September 30, 2020, the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS

As of January 1, 2020	486,643
Share of results (1)	(16,398)
Other comprehensive income	(118,886)

As of September 30, 2020	351,359

(1) It includes the adjustment of the values associated to the purchase price allocation.

The investment in Usiminas is based on the following calculation:

Usiminas' shareholders' equity	2,416,231
Percentage of interest of the Company over shareholders' equity	20.42%

Interest of the Company over shareholders' equity	493,432

Purchase price allocation	54,886
Goodwill	184,274
Impairment	(381,233)

Total Investment in Usiminas	351,359

On October 28, 2020, Usiminas issued its consolidated interim accounts as of and for the nine-month period ended September 30, 2020.

USIMINAS
Summarized balance sheet (in million $)	As of September 30, 2020
Assets
Non-current	3,098
Current	1,180
Other current investments	232
Cash and cash equivalents	430

Total Assets	4,940
Liabilities
Non-current	455
Non-current borrowings	1,098
Current	642
Current borrowings	12

Total Liabilities	2,207

Minority interest	317

Shareholders' equity	2,416

Page 14 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019

9.     INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

USIMINAS
Summarized income statement (in million $)	Nine-month period ended September 30, 2020

Net sales	2,118
Cost of sales	(1,785)
Gross Profit	333
Selling, general and administrative expenses	(121)
Other operating income, net	(68)
Operating income	144
Financial expenses, net	(276)
Equity in earnings of associated companies	19
Loss before income tax	(113)
Income tax expense	(19)
Net loss before minority interest	(132)
Minority interest in other subsidiaries	(51)
Net loss for the period	(183)

10.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Contingencies, commitments and restrictions on the distributions of profits should be read in Notes 3 and 25 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2019.

Companhia Siderúrgica Nacional (CSN) - Tender offer litigation
In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and TenarisConfab. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

Page 15 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019

10.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with the court of appeals an appeal seeking the review and reversal of the decision issued by the court of appeals by the Superior Court of Justice. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for review by the Superior Court of Justice and rejected such appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected such appeal and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and, will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision has been recorded in these Consolidated Condensed Interim Financial Statements.
Shareholder claims relating to the October 2014 acquisition of Usiminas shares
On April 14, 2015, the staff of CVM, determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments made in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter.

On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in 2020. In addition, on April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

Page 16 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019

10.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

ICMS deferral tax benefit - Action of Unconstitutionality
On March 31, 2005, through State Law No. 4,529, the State of Rio de Janeiro granted Ternium Brasil a tax incentive consisting of a deferral of ICMS payable by Ternium Brasil in connection with the construction and operation of the company’s Rio de Janeiro steelmaking complex. The incentive applies in respect of the acquisition of fixed assets and certain raw materials (i.e. iron ore, pellets, alloys, coke, coal and scrap) and significantly reduces input ICMS credit accumulation by Ternium Brasil. The tax incentive was granted for a period of 20 years from the commencement of the construction works for Ternium Brasil’s Rio de Janeiro steel complex.

In 2012, a Brazilian political party filed a direct action of unconstitutionality against the above-mentioned State Law before the Brazilian Federal Supreme Court, claiming that the State Law should be declared unconstitutional because the tax incentive granted pursuant to such law had not been approved by Brazil’s National Council of Fiscal Policy (Conselho Nacional de Política Fazendária, or CONFAZ).

In August 2017, the Brazilian Congress enacted Supplementary Law No. 160/2017, instituting a mechanism through which the States may confirm any ICMS incentives they had granted in prior years without CONFAZ approval. In furtherance of such Supplementary Law, in December 2017 the Brazilian States adopted ICMS Convention 190/2017, establishing the applicable rules and deadlines for confirming such ICMS incentives. In accordance with the ICMS Convention 190/2017, the State of Rio de Janeiro published its list of ICMS incentives, including, among others, the ICMS benefit granted to Ternium Brasil, and filed with CONFAZ all relevant documents concerning such incentives. On July 27, 2018, the Governor of Rio de Janeiro issued Decreto (Executive Order) No. 4,678, pursuant to which the State of Rio de Janeiro reconfirmed, in accordance with ICMS Convention 190/2017, the ICMS tax benefits listed in its official gazette publication made pursuant to the Convention, including, among others, Ternium Brasil’s ICMS tax benefits.

In October 2018, the State of Rio de Janeiro and the Federation of Industries of the State of Rio de Janeiro (Federação das Indústrias do Estado do Rio de Janeiro, or FIRJAN) filed petitions arguing that the action of unconstitutionality against the March 31, 2005 Rio de Janeiro State Law No. 4,529 could not be judged by the Federal Supreme Court since, following the revalidation of such law under Supplementary Law No.160/17 and the ICMS Convention 190/2017, such action of unconstitutionality had lost its purpose. After following all procedural steps and hearing the plaintiff, the Federal Attorney General’s Office (Advocacia-Geral da União, or AGU) and the Federal Prosecutor’s Office (Procuradoria-Geral da República, or PGR), on October 20, 2020, the Reporting Justice Minister of the Brazilian Federal Supreme Court in charge of the case ruled that the action of unconstitutionality against Rio de Janeiro’s State Law No. 4,529 was impaired by the supervening loss of its object. Although the plaintiff may file an interlocutory recourse by not later than on November 16, 2020, requesting to be heard by the plenary of the Brazilian Federal Supreme Court, counsel to Ternium Brasil has advised that the Reporting Justice Minister’s October 20, 2020 ruling is fully consistent with all recent rulings by the Brazilian Federal Supreme Court in connection with direct actions of unconstitutionality against tax incentives revalidated under Supplementary Law No.160/17, and that the chances of the plenary of the Brazilian Federal Supreme Court altering the Reporting Justice Minister’s October 20, 2020 ruling are virtually none.

Page 17 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019

10.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

In addition, counsel to Ternium Brasil has advised that, in light of a decision by the plenary of the Brazilian Federal Supreme Court published in June 24, 2020, adopted under the “general repercussion” regime (which decisions must be mandatorily observed by all judges in Brazil), in the highly unlikely scenario in which the Reporting Justice Minister’s October 20, 2020 decision is reversed by the plenary of the Supreme Court, and the plenary of the Supreme Court declares that the tax benefits granted by State Law no. 4,529/05 are unconstitutional and voids such tax benefits with retroactive effect, the statute of limitations will indisputably apply as to any claim by the Public Treasury against Ternium Brasil seeking to recover tax incentives enjoyed prior to the effective date of the Court’s unconstitutionality declaration. Accordingly, counsel to Ternium Brasil has advised that the worst-case-scenario exposure for Ternium Brasil in this unlikely scenario would be limited to ICMS incentives enjoyed during the five years immediately preceding the unconstitutionality declaration.

The tax benefits accumulated under Ternium Brasil’s ICMS incentive amounted to approximately $ 1,089 million as of the acquisition date. In accordance with the guidance in IFRS 3, the Company recorded as of the acquisition date a provision of $ 651.8 million (including estimated penalties and interest) in connection with this matter, together with an asset of $ 325.9 million arising from its right to recover 50% of the contingency amount from Thyssenkrupp. The calculation of this contingency related to an uncertain tax position was determined taking into consideration the probability of negative outcome for the Company, if any, on an estimated total risk as of the acquisition date of $ 1,630 million (including estimated penalties and interest).

Under the guidance in IFRS 3, after initial recognition of a contingent liability assumed in a business combination, and until such time as the liability is settled, cancelled or expires, an acquirer should continue to measure such liability at the higher of (a) the amount that would be recognized in accordance with IAS 37; and (b) the amount initially recognized less, if appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15.

The asset recorded in the Company’s financial statements arising from its right to recover 50% of the contingency amount from Thyssenkrupp expired on September 7, 2020 and, accordingly, must be written off. In view of the opinion of counsel to Ternium Brasil as to the effects of the two court decisions referred to above, the Company believes that the contingent liability recorded in its financial statements in connection with this matter has also expired and must also be written off. In light of the foregoing, the Company has partially written off the provision recorded in connection with this matter (and recognized the associated gain) for an amount of $ 194.1 million, which is equal to the value of the recovery asset that has also been written off. The remaining portion of the provision, which amounts to $ 181.8 million as of September 30, 2020, will be written off (and an additional gain will be recognized) only after the Brazilian Supreme Court decision on the direct action of unconstitutionality becomes final and is not subject to any further recourse.

Page 18 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019

10.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Putative class action
Following the Company’s November 27, 2018 announcement that its chairman Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), a putative class action complaint was filed in the U.S. District Court for the Eastern District of New York. On January 31, 2019, the court appointed lead plaintiff and lead counsel. On June 17, 2019, the lead plaintiff filed an amended complaint purportedly on behalf of purchasers of Ternium securities from May 1, 2014 through November 27, 2018. The individual defendants named in the amended complaint are our chairman, our former CEO, our current CEO and our CFO. That complaint alleges that during the class period, the Company and the individual defendants inflated the price of Ternium’s ADSs by failing to disclose that sale proceeds received by Ternium when Sidor was expropriated by Venezuela were received or expedited as a result of alleged improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. On September 14, 2020, the court granted a motion to dismiss the claims against all defendants, with leave for plaintiff to file a second amended complaint. The deadline for filing any such amended complaint expires on November 13, 2020. Management believes the Company has meritorious defenses to these claims; however, at this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Page 19 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019

11.    RELATED PARTY TRANSACTIONS

As of September 30, 2020, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
The following transactions were carried out with related parties:

	Nine-month period ended September 30,
	2020	2019
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	260,785	439,437
Sales of goods to other related parties	10,043	69,125
Sales of services and others to non-consolidated parties	131	130
Sales of services and others to other related parties	760	687

	271,719	509,379
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	253,486	299,678
Purchases of goods from other related parties	66,295	44,066
Purchases of services and others from non-consolidated parties	6,998	9,528
Purchases of services and others from other related parties	57,106	117,740
Purchases of goods and services in connection with lease contracts from other related parties	159	8,859

	384,044	479,871
(c) Financial results
Income with non-consolidated parties	5,583	7,291
Expenses in connection with lease contracts from other related parties	(1,244)	(875)

	4,339	6,416
(d) Dividends received
Dividends received from non-consolidated parties	262	642

	262	642
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	550	569
Income (expenses), net with other related parties	930	888

	1,480	1,457

	September 30, 2020	December 31, 2019
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	183,913	167,312
Receivables from other related parties	4,326	5,027
Advances from non-consolidated parties	7,548	8,017
Advances to suppliers with other related parties	8,439	15,936
Payables to non-consolidated parties	(37,010)	(44,784)
Payables to other related parties	(20,380)	(41,849)
Lease Liabilities with other related parties	(3,946)	(7,310)

	142,890	102,349

Page 20 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019

12.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT

1)Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of September 30, 2020 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	150,644	—	—	150,644
Derivative financial instruments	—	1,518	—	1,518
Trade receivables	776,342	—	—	776,342
Other investments	566,061	—	57,125	623,186
Cash and cash equivalents	342,947	337,713	—	680,660

Total	1,835,994	339,231	57,125	2,232,350

As of September 30, 2020 (in $ thousands)	Amortized cost	Liabilities at fair value through profit or loss		Total

(ii) Liabilities as per statement of financial position
Other liabilities	68,475	—		68,475
Trade payables	784,746	—		784,746
Derivative financial instruments	—	645		645
Lease liabilities	298,786	—		298,786
Borrowings	1,866,198	—		1,866,198

Total	3,018,205	645		3,018,850

2)Fair Value by Hierarchy
IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 30 of the Consolidated Financial Statements as of December 31, 2019 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of September 30, 2020 (in $ thousands):
Description	Total	Level 1	Level 2
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	337,713	337,713	—
Other investments	57,125	57,125	—
Derivative financial instruments	1,518	—	1,518
Total assets	396,356	394,838	1,518

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	645	—	645
Total liabilities	645	—	645

Page 21 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019

12.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT (continued)

	Fair value measurement as of December 31, 2019 (in $ thousands):
Description	Total	Level 1	Level 2
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	199,877	199,877	—
Other investments	38,803	38,803	—
Derivative financial instruments	1,196	—	1,196
Total assets	239,876	238,680	1,196

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	3,024	—	3,024
Total liabilities	3,024	—	3,024

13.    THE COVID-19 PANDEMIC AND ITS IMPACT ON TERNIUM

A novel strain of coronavirus (SARS-CoV-2) was reported to have surfaced in China in December 2019, spreading to the rest of the world in the first quarter of 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by the SARS-CoV-2 virus, a global pandemic. The COVID-19 outbreak is impacting economic activity worldwide.

As a result of the COVID-19 pandemic, the steel industry in the Americas experienced during the second quarter of 2020 significant decreases in capacity utilization to adapt to lockdowns and/or weak demand in most of its markets. This situation improved during the third quarter of 2020, and as of the issue date of these consolidated condensed interim financial statements most of the steel industry has significantly increased production from low levels.

The second quarter was the hardest hit in 2020 by the effects of lower production and reduced shipments tied to the COVID-19 pandemic. Each jurisdiction where Ternium operates adopted specific measures in response to the pandemic and the Company adjusted its operations on a country-by-country basis to comply with applicable rules and requirements and adapt to a rapidly evolving scenario. During the third quarter of 2020, the effects of the pandemic in steel demand abated, and as of the issue date of these consolidated condensed interim financial statements, all of Ternium’s industrial facilities are back to normal production levels.

The Company's cash flows and financial condition in the third quarter of 2020 continued to strengthen as a result of several measures taken during the second quarter to cope with the pandemic, including the rescheduling of certain capital expenditures and the withdrawal of the annual dividend payment for the 2019 fiscal year. Even though activity is currently close to pre-pandemic levels in all of Ternium's markets, uncertainty persists regarding the extent and timing of the future spread of COVID-19 and the imposition or relaxation of protective measures in the future.

In order to safeguard the health and safety of its employees, customers and suppliers, Ternium is applying preventive measures, including remote working for a significant portion of white collar employees, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of these consolidated condensed interim financial statements, remote work and other work arrangements have not materially adversely affected Ternium's ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

Page 22 of	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2020
and for the nine-month periods ended September 30, 2020 and 2019

13.    THE COVID-19 PANDEMIC AND ITS IMPACT ON TERNIUM (continued)

The Company's capital and financial resources, and overall liquidity position, remain strong. In the third quarter of 2020, funds provided by operating activities amounted to $ 460 million, and capital expenditures were $ 71 million. With net debt of $ 562 million as of September 30, 2020 and a manageable debt amortization schedule, Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering its financial position and the funds provided by operating activities, management believes that the Company has sufficient resources to satisfy its current working capital needs and service its debt. Management also believes that Ternium's liquidity and capital resources give adequate flexibility to manage the revised capital spending programs and address short-term changes in business conditions, and that it is unlikely that Ternium will not be able to meet its financial covenants. Similarly, management does not expect to disclose or incur any material COVID-19-related contingencies.

14.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary is currently operating in a complex and volatile economic environment. The recession the Argentine economy was going through at the end of 2019 coupled with the effects of the COVID-19 outbreak in March 2020 significantly affected economic activity and macroeconomic variables in the country.

Starting in September 2019, the Argentine Central Bank has been imposing increasingly restrictive regulations on foreign exchange transactions, aimed at avoiding further deterioration of a low level of foreign currency reserves. These measures have not had a significant effect on Ternium Argentina’s ability to access the foreign exchange market for commercial payments. Access to the Argentine foreign exchange market to pay dividends and services to related parties requires prior central bank approval, which is granted on a very restricted basis. Current Argentine Central Bank regulations deter companies from converting its Argentine Pesos (ARS) holdings via alternate means due to consequent loss of access to the official foreign exchange market.

Although most of Ternium Argentina’s cash holdings are either denominated or payable in ARS, our exposure to the ARS as of September 30, 2020 was not significant due to hedging strategies using derivative instruments as well as the investment in US dollar-linked securities. Our Argentine subsidiary’s ARS denominated assets and liabilities are valued at the prevailing official exchange rate.

As the context of volatility and uncertainty remains in place as of the issue date of these consolidated condensed interim financial statements, additional Argentine Central Bank regulations that could be imposed in the future could further restrict our Argentine subsidiary’s ability to access the official foreign exchange market.

Pablo Brizzio
Chief Financial Officer

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